UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number  0-3905
CUSIP Number  893757 10 4

(Check One)
Form 10-K	Form 11-K

Form 20-F	Form 10-Q	Form N-SAR

For Period Ended: December 31, 2001

Transition Report on Form 10-K	Transition Report on Form 10-Q

Transition Report on Form 20-F	Transition Report on Form N-SAR

Transition Report on Form 11-K

For the Transition Period ended

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

      Part I. Financial Information and Part II. Other Information.

PART I.
REGISTRANT INFORMATION

Full Name of Registrant	Transmation, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	10 Vantage Point Drive

City, State and Zip Code	Rochester, New York 14624

PART II.
RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.
NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant recently completed the sale of two of its non-core business units. The associated negotiations, financials and legal due diligence subsumed management’s time (including a significant portion of the finance and administrative function of the Registrant) throughout the third quarter. The finance and administrative function of the Registrant’s business, which is significantly involved in the filing of the Registrant’s quarterly reports on Form 10-Q, did not have sufficient resources to devote to the 10-Q as a result of the sale of the Registrant’s non-core business. Consequently, the Registrant cannot file its Form 10-Q in its entirety without unreasonable effort or expense.

PART IV.
OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Peter J. Adamski, Vice President-Finance	716	352-7777

(Name)	(Area Code)	(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or operation thereof?

   Yes    No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Transmation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	February 14, 2002	By	/s/ Peter J. Adamski

Peter J. Adamski, Vice President-Finance